UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

First Cash Financial Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31942D107

(CUSIP Number)

April 2, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) orotherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31942D107	Schedule 13G	Page 2 of 5

____________________________________________________________________________

1. Name of Reporting Person	Ricardo Benjamín Salinas Pliego
S.S. or I.R.S. Identification No. of Above Person

____________________________________________________________________________

2. Check the Appropriate Box if a Member of a Group	(a)	☐
(b)	☒

____________________________________________________________________________

3.     S.E.C. Use Only

____________________________________________________________________________

4. Citizenship or Place of Organization	Mexico

____________________________________________________________________________

Number of Shares	(5)	Sole Voting Power	3,034,000
Beneficially	(6)	Shared Voting Power	-0-
Owned by Each	(7)	Sole Dispositive Power	3,034,000
Reporting Person	(8)	Shared Dispositive Power	-0-

____________________________________________________________________________

9. Aggregate Amount Beneficially Owned by Each Reporting Person	3,034,000

____________________________________________________________________________

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

____________________________________________________________________________

11.	Percent of Class Represented by Amount in Row (9)	9.9%

____________________________________________________________________________

12.	Type of Reporting Person	IN

____________________________________________________________________________

CUSIP NO. 31942D107	Schedule 13G	Page 3 of 5

Item 1(a)	Name of Issuer:

First Cash Financial Services, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

690 East Lamar Blvd.
Suite 400
Arlington, TX 76011

Item 2(a)	Name of Persons Filing:

Ricardo Benjamín Salinas Pliego

Item 2(b)	Address of Principal Business Office or, if none, Residence:

Periferico Sur No 4121
Col Fuentes Del Pedregal
Mexico D.F. 14141

Item 2(c)	Citizenship:

Mexico

Item 2(d)	Title of Class of Securities:

Common Stock, par value $.01 per share.

Item 2(e)	CUSIP No.:

31942D107

Item 3	This statement is not being filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4	Ownership:

(a)	Amount Beneficially Owned: 3,034,000 shares.
(b)	Percent of Class: 9.9% based on 30,651,154 shares of common stock outstanding as of March 12, 2008, as reported on the cover page of the Issuer’s annual report on Form 10-K for the year ended December 31, 2007.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,034,000
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 3,034,000
(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP NO. 31942D107	Schedule 13G	Page 4 of 5

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 14, 2008

RICARDO BENJAMÍN SALINAS PLIEGO
By:	/s/ Jose Abraham Garfias
Name:	Jose Abraham Garfias
Title:	Attorney-in-Fact

EXHIBIT A

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Jose Abraham Garfias such party's true and lawful attorney-in-fact to:

(1) execute for and on behalf of such party, all documents relating to the reporting of beneficial ownership of securities required to be filed with the United States Securities and Exchange Commission (the "SEC") pursuant to Sections 13(d), 13(g) and 16(a) of the Securities Exchange Act of 1934 and the rules thereunder (the "Exchange Act"), including, without limitation, Schedule 13D, Schedule 13G, Form 3 and Form 4 and successive forms thereto;

(2) do and perform any and all acts for and on behalf of such party that may be necessary or desirable to complete and execute any such documents, complete and execute any amendment or amendments thereto, and timely file such documents with the SEC and any stock exchange, automated quotation system or similar authority; and

(3) take any other action of any type whatsoever in furtherance of the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, such party, it being understood that the documents executed by such attorney-in-fact on behalf of such party pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

This Power of Attorney shall remain in full force and effect until the earliest to occur of the following events:

(i) the expiration of twelve months from the date hereof; or

(ii) such party revoking this Power of Attorney in a signed written instrument delivered to the foregoing attorney-in-fact.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 14th day of April, 2008.

/s/ Ricardo Benjamín Salinas Pliego
Ricardo Benjamín Salinas Pliego

/s/ Jose Abraham Garfias
Jose Abraham Garfias